EXHIBIT 99.1

03/CAT/21

Page 1 of 4

FOR IMMEDIATE RELEASE

07.00 BST, 02.00 EST Wednesday 3 September 2003

For Further Information Contact:        Weber Shandwick Square Mile (Europe)
Cambridge Antibody Technology           ------------------------------------
Tel: +44 (0) 1223 471 471               Tel: +44 (0) 20 7067 0700
Peter Chambre, Chief Executive Officer  Kevin Smith
John Aston, Chief Financial Officer     Rachel Lankester
Rowena Gardner, Director of Corporate
  Communications                        BMC Communications/The Trout Group (USA)
                                        ----------------------------------------
Micromet AG                             Tel: +1 212 477 9007
-----------                             Brad Miles, ext 17 (media)
Jens Hennecke, Ph.D. Associate          Brandon Lewis, ext.15 (investors)
  Director Business Development,
  Tel: +49 89 895 277-295               Enzon:
Evelyn Wolf, Manager Public             ------
Relations, Tel: +49 89 895277-220       Kenneth J. Zuerblis, Vice President,
Ines-Regina Buth, Manager Investor        Finance & CFO, Tel: +1 908-541-8717
Relations, Tel: +49 89 895277-221       Euro RSCG Life NRP, Mark R. Vincent,
                                          Media Relations, Tel: +1 212-845-4239

Micromet, Enzon and Cambridge Antibody Technology sign Cross-Licence Agreement in the Field of Single-Chain Antibodies and Phage Display

 Expanded opportunities for the development of novel antibody therapeutic products

Cambridge, UK, Munich, Germany and Bridgewater, NJ ... Cambridge Antibody Technology (LSE:CAT; NASDAQ:CATG), Micromet AG (private), and Enzon Pharmaceuticals, Inc. (NASDAQ:ENZN) today announce that they have signed a non-exclusive cross-licence agreement, under which all three parties obtain substantial freedom to conduct research under certain of each others' intellectual property, as well as the right to develop a defined number of therapeutic and diagnostic antibody-based products. CAT obtains expanded access to Micromet's and Enzon's joint patent estate in the field of single-chain antibody technology (SCA) and both Micromet and Enzon gain rights to intellectual property in antibody phage display controlled by CAT.

This cross-licence agreement builds on existing alliances: that of Micromet and Enzon, where both parties combined their significant patent estates and complementary


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expertise in the field of SCAs; and the licence agreement first entered into among CAT, Enzon and Creative BioMolecules in 1996. In addition to the cross-licensing of intellectual property under this agreement, Enzon and CAT have both agreed to withdraw their pending oppositions to each others' European patents in the area of diabodies.

Under the terms of the agreement, Micromet and Enzon obtain the right within the framework of their collaboration to use CAT's intellectual property in phage display to create and commercialise novel antibody products against a defined number of targets. In addition, Enzon and Micromet each receive options to develop and commercialise antibody products outside of their alliance. CAT receives options to develop and commercialise diagnostic and therapeutic SCA products and broad rights to SCA-based technologies for research, including the right to sublicense to collaboration partners. In addition CAT receives a two-year option to licence SCA technology for use in antibody microarrays. The cross-licence agreement is structured to maximally incentivise all three parties to develop and commercialise antibody-based products.

Christian Itin, PhD, Micromet's Chief Business Officer commented, "The SCA IP estate consolidated between Enzon and Micromet in 2002 and the CAT-MRC IP estate to antibody phage display are robust in their respective spaces. The present transaction provides each of the companies access to relevant complementary IP, supporting each company's business case on attractive commercial terms."

Peter Chambre, CAT's Chief Executive Officer, commented, "We view this cross-license agreement with Micromet and Enzon as important to our commitment to the development and commercialisation of therapeutic antibodies. Not only does CAT obtain access to a broad commercial opportunity in SCA, but through this agreement CAT enjoys greater flexibility in respect of its collaboration partners. All three companies stand to benefit from this consolidation of intellectual property which underpins the exploitation of antibody-based drugs."



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Uli Grau, Enzon's Chief Scientific Officer, commented, "With this cross-licence Enzon is able to strengthen our leading position in the growing field of antibody therapies, which we intend to leverage to expand our product portfolio."

-ENDS-


Cambridge Antibody Technology (CAT):
o CAT is a UK-based biotechnology company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 290 people.
o CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display and ribosome display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.
o HUMIRATM, the leading CAT-derived antibody, isolated and optimised in collaboration with Abbott has been approved by the US Food and Drug Administration for marketing in the US as a treatment for rheumatoid arthritis. Approval in Europe is expected by Abbott in mid-2003.
o Eight further CAT-derived human therapeutic antibodies are at various stages of clinical trials. There are five candidate therapeutic antibodies in pre-clinical development.
o CAT has alliances with a number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has co-development programmes with Amgen, Amrad, Elan and Genzyme.
o CAT has also licensed its proprietary technologies to several companies. CAT's licensees include: Abbott, Amgen, Chugai, Human Genome Sciences, Merck & Co, Pfizer and Wyeth Research.
o CAT is listed on the London Stock Exchange and on NASDAQ since June 2001. CAT raised(pound)41m in its IPO in March 1997 and(pound)93m in a secondary offering in March 2000.

CAT Phage Display Patents
o CAT is the exclusive licensee of patents from the Medical Research Council whose claims cover the discovery and development of human antibodies using phage display.
o CAT has successfully resolved all of its principal outstanding patent litigation. In December 2002, CAT settled all patent disputes with MorphoSys and Crucell. Those agreements demonstrated the strength of CAT's patent position and provided evidence of CAT's commitment to licensing its patent portfolio. They also gave CAT a stake in the future success of those companies and ended the distraction of patent litigation. In addition, CAT has entered into a cross-licensing arrangement with XOMA for antibody-related technologies.
o CAT has also entered into an agreement with Dyax Corporation to expand access and freedom to operate under each other's phage display patents,

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     an agreement which also included the removal of CAT's obligation to pay royalties to Dyax on antibody products it develops, except in respect of HUMIRA(TM).

     Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.


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                                 Micromet AG:
o Micromet AG, a private Munich-based biotechnology company, puts novel concepts in immunotherapy to work. Using proprietary technologies, the Company is building a strong pipeline of innovative drug candidates for the treatment of cancer, inflammation and autoimmune disease. Two candidates are currently in clinical trials.
o The Company has established a powerful drug development platform based on its BiTE(TM) technology ("Bispecific T cell engagers"), a unique drug format that leverages the outstanding cytotoxic potential of T cells, the most powerful `killer cells' of the human immune system. In addition Micromet is exploiting the potential of SCAs (single-chain antibodies) for the development of novel drug formats under a multiyear strategic collaboration with Enzon Inc.
o Micromet has integrated infrastructure and expertise in all disciplines of drug design and development. For further information, please visit the company's web site at www.micromet.de. Micromet AG, Staffelseestr. 2, 81477 Munich, Germany

Enzon Pharmaceuticals:
o Enzon Pharmaceuticals is a biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutics to treat life-threatening diseases.
o The company has developed or acquired a number of marketed products, including PEG-INTRON, marketed by Schering-Plough, and ABELCET, which is marketed in North America by Enzon. Enzon's product-focused strategy includes an extensive drug development program that leverages the Company's PEG modification and single-chain antibody (SCA(R)) technologies. Internal research and development efforts are complemented by strategic transactions that provide access to additional products, projects, and technologies.

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o      Enzon has several drug candidates in various stages of development, independently and with partners.

    Except for the historical information herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors, which are described in the Company's Form 10-K, Form 10-Q's and Form 8-K's on file with the SEC, including without limitation, Enzon's ability to clinically advance its PEG-Camptothecin and ATG-Fresenius programs, Enzon's dependence on Schering-Plough's effective marketing of PEG-INTRON; Enzon's ability to sustain profitability; risks in obtaining and maintaining regulatory approval for indications and expanded indications for Enzon's products; market acceptance of and continuing demand for Enzon's products; timing and results of clinical trials and the impact of competitive products and pricing, All information in this press release is as of 3 September , 2003, and the Company undertakes no duty to update this information.